

October 8, 2013

Via E-mail
Sherri L. McKay-Highers
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, AK 99518

> **Re: Chugach Electric Association, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 033-42125**

Dear Ms. McKay-Highers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

(2) Significant Accounting Policies, page 57

c. Utility Plant and Depreciation, page 58

1. We note the disclosure that depreciation rates include a provision for cost of removal. Explain to us and disclose if you have recognized a regulatory liability for the cost of removal in accordance with ASC 980-405-25-1. In this regard, cost of removal should be classified as a liability on the balance sheet and not as an offset to utility plant.

<u>(15) Commitments and Contingencies, page 86</u>

<u>Concentrations, page 87</u>

2. We note you received notification from MEA and HEA that neither organization intends to renew their wholesale power contracts which represented approximately 39% of your sales in fiscal 2012. Tell us how the loss of these contracts will impact your continued ability to apply regulatory accounting pursuant to ASC 980. In this regard, explain to us how you will recover your incurred costs given the loss of two significant power contracts. Refer to ASC 980-10-15-2(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief